Exhibit 99.1

FOR IMMEDIATE RELEASE

Uranium Royalty Announces CLOSING OF BOUGHT DEAL FINANCING

DESIGNATED NEWS RELEASE

Vancouver, British Columbia – February 9, 2024 – Uranium Royalty Corp. (NASDAQ: UROY, TSX: URC) (“URC” or the “Company”) has closed its previously announced bought deal financing for a total of 6,724,600 common shares (the “Common Shares”) sold at a price of US$3.40 per Common Share for aggregate gross proceeds to the Company of US$22,863,640 (the “Offering”).

The Company plans to use the net proceeds of the Offering to fund future royalty acquisitions and purchases of physical uranium.

The Offering was made through a syndicate of underwriters led by Canaccord Genuity Corp., as lead manager and joint bookrunner, together with BMO Capital Markets, as joint bookrunner, and H.C. Wainwright & Co., LLC. The Offering was completed by way of a prospectus supplement dated February 6, 2024 and an accompanying base shelf prospectus dated July 20, 2023, in all of the provinces and territories of Canada, other than Québec, and in the United States pursuant a prospectus supplement dated February 6, 2024 and accompanying base shelf prospectus dated July 20, 2023, under an effective registration statement filed with the U.S. Securities and Exchange Commission under the Canada/U.S. multi-jurisdictional disclosure system (File No. 333-272534).

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of that jurisdiction.

A copy of the prospectus supplement relating to the Offering and accompanying base shelf prospectus can be found in Canada under the Company’s profile on SEDAR+ at www.sedarplus.ca, and a copy of the prospectus supplement and accompanying base shelf prospectus can be found in the United States on EDGAR at www.sec.gov.

Uranium Energy Corp. (“UEC”), an insider of the Company, purchased 1,047,614 Common Shares under the Offering.

The issuance of Offered Shares to UEC constitutes a related-party transaction under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The sale of Offered Shares to UEC is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to sections 5.5(a) and 5.7(1)(a) of MI 61-101 as neither the fair market value of any securities issued to, nor the consideration paid by, UEC exceeded 25.0% of the Company’s market capitalization. The board of directors of the Company has approved the Offering, the related party transaction with UEC and all ancillary matters. The Company did not file a material change report 21 days prior to closing of the Offering, as the aforementioned insider participation had not been confirmed at that time and the Company wished to close the transaction as soon as practicable for sound business reasons.

About Uranium Royalty Corp.

Uranium Royalty Corp. (URC) is the world’s only uranium-focused royalty and streaming company and the only pure-play uranium listed company on the NASDAQ. URC provides investors with uranium commodity price exposure through strategic acquisitions in uranium interests, including royalties, streams, debt and equity in uranium companies, as well as through trading of physical uranium. The Company is well positioned as a capital provider to an industry needing massive investments in global productive capacity to meet the growing need for uranium as fuel for carbon-free nuclear energy. URC has deep industry knowledge and expertise to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Contact:	Corporate Office:

Scott Melbye – Chief Executive Officer Email: smelbye@uraniumroyalty.com	1188 West Georgia Street, Suite 1830, Vancouver, BC, V6E 4A2 Phone: 604.396.8222
Investor Relations:

Toll Free: 1.855.396.8222 Email: info@uraniumroyalty.com Website: www.UraniumRoyalty.com

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

Certain statements in this news release may constitute “forward-looking information”, including those regarding the intended use of proceeds raised from the Offering. Forward-looking information includes statements that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking information. Statements constituting forward-looking information reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, uncertainties and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. They should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward-looking information, including, without limitation, risks inherent to royalty companies, uranium price volatility, risks related to the operators of the projects underlying the Company’s existing and proposed interests and those other risks described in filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward-looking information and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.

None of the TSX, its Regulatory Services Provider (as that term is defined in policies of the TSX) or the Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.